UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 8, 2002

Office of International Corporate Financ
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

dlw 3/29

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 8, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Tokyo District Court's Decision that FIRST CREDIT Corp. Was Allowed to Begin Corporate Reorganization Proceedings .

We hereby give notice that, concurrent with Tokyo District Court's decision that FIRST CREDIT Corp. was allowed to begin corporate reorganization proceedings, there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Trust Bank Limited and UFJ Bank Limited (both wholly owned subsidiaries of UFJ Holdings).

1. Amount of exposure to the company

   UFJ Trust Bank: Yen 14,183 million
   (including trust account with principal indemnification clause)

   UFJ Bank: Yen 6,596 million

2. Impact on earnings of UFJ Holdings

   Non-collectible amount of exposure to the company will be absorbed as necessary for the fiscal year ending March 31, 2002.

   This will not affect the forecast of UFJ Holdings' consolidated financial results for the fiscal year ending March 31, 2002, which we announced on November 22, 2001.